Exhibit 99.67

GRANDE WEST ENGAGES MZ GROUP TO LEAD STRATEGIC INVESTOR RELATIONS AND SHAREHOLDER COMMUNICATIONS PROGRAM

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) – February 1, 2021: (“Grande West” or the “Company”),a leading supplier of electric, CNG, gas and clean diesel buses, has engaged investor relations specialists MZ Group (MZ) to lead a comprehensive strategic investor relations and financial communications program across all key markets.

MZ Group will work closely with Grande West management to develop and execute a complete capital markets strategy designed to increase the company’s visibility throughout the investment community. The campaign will highlight how Grande West continues to scale operations internationally, leveraging its established brand recognition while concurrently driving product-level innovations to expand its addressable market – such as the introduction of the all-electric Vicinity Lightning bus – enabled by BMW battery packs and components.

MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. MZ North America will advise Grand West in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

Greg Falesnik, Chief Executive Officer of MZ North America, commented: “Grande West has achieved an unprecedented level of market penetration within Canada, offering a diverse portfolio of bus types across all sizes and leading powertrains, inclusive of electric, CNG, gas and clean-diesel. With the recent announcement of a new ‘Buy American Act’ compliant assembly facility in Washington state – capable of producing 1,000 units annually – management has positioned Grande West for notable growth in the untapped U.S. market, leveraging a solid industry reputation and established dealer relationships nationwide.”

“We believe Grande West offers the financial profile of a mature business with several avenues for sustainable growth in the electric vehicle, CNG and clean-diesel verticals. We look forward to sharing their story with our global network of institutional and family office investors in the months to come,” concluded Falesnik.

“Grande West continued to innovate in 2020, leveraging our dominant market position in Canada to introduce new products into the marketplace – such as our all-electric buses enabled through BMW’s battery technology and components,” said John LaGourgue, VP, Corporate Development and Director of Grande West. “As we move into the massive U.S. market, where many operators are seeking to electrify their fleets, we will seek to scale operations at our U.S. assembly facility, while leveraging our global manufacturing partners to address near-term sales opportunities throughout North America. We look forward to working closely with the entire team at MZ Group to communicate our value proposition to the broader investment community.”

MZ has been engaged at a rate of US$12,500 per month for an initial term of 12 months, and, subject to certain terms, an automatic renewal of an additional 12 months. In addition, MZ will be granted 125,000 incentive stock options (the “Options”) exercisable at a price of $3.12 per share for a period of five years. The Options and its terms are subject to the terms of the Company’s stock option plan and will vest in accordance with the provisions therein and the policies of the TSX Venture Exchange.

MZ currently has no direct or indirect interest in the securities of Grande West, or any right or intent to acquire such an interest except pursuant to the exercise of the above referenced Options.

The appointment of MZ as an investor relations consultant of Grande West and the granting of the Options remain subject to regulatory acceptance of applicable filings with the TSX Venture Exchange.

For more information on Grande West, please visit the Company’s investor relations website at www.grandewest.com. To schedule a conference call with management, please email your request to BUS@mzgroup.us or call Lucas Zimmerman at 949-259-4987.

About MZ Group

MZ North America is the US division of MZ Group, a global leader in investor relations and corporate communications. MZ North America was founded in 1996 and provides full scale Investor Relations to both private and public companies across all industries. Supported by our exclusive one-stop-shop approach, MZ works with top management to support the clients’ business strategy in six integrated product and service categories: 1) IR Consulting & Outreach – full service investor relations and roadshow services; 2) ESG Consulting – reporting technology platform and audit and reporting guidance; 3) SPAC Advisory – providing critical and timely guidance through business combination; 4) Financial & Social Media – lead generation and social media relations; 5) Market Intelligence – real time ownership monitoring; 6) Technology Solutions – webhosting, webcasting, distribution services, conference calls, CRM, and board portals. MZ North America has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading Canadian supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by world class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW, seeks to lead the global transition to a more sustainable public transit system. For more information, please visit www.grandewest.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.